UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD
SPECIALIZED DISCLOSURE REPORT

NetApp, Inc.

(Exact name of registrant as specified in its charter)

Delaware	000-27130	77-0307520
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS. Employer Identification No.)

3060 Olsen Drive San Jose, CA (Address of principal executive offices)	95128 (Zip Code)

Elizabeth O’Callahan EVP, Chief Administrative Officer & Corporate Secretary

NetApp, Inc.

(408) 822-6000

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this Form is being submitted, and provide the period to which the information in this Form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025.
	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended ___.

Section 1 - Conflict Minerals Disclosure

Items 1.01 and 1.02 Conflict Minerals Disclosure and Report; Exhibit

Conflict Minerals Disclosure

A copy of NetApp, Inc.’s Conflict Minerals Report for the reporting period from January 1 to December 31, 2025 is provided as Exhibit 1.01 to this Form SD and is available at the following address:

http://investors.netapp.com/corporate-governance.

Section 3 - Exhibits

Item 3.01 Exhibits

Exhibit No.	Description

1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

NETAPP, INC.
(Registrant)

Date: May 21, 2026	By: /s/ Elizabeth O'Callahan
Name: Elizabeth O’Callahan
Title: EVP, Chief Administrative Officer & Corporate Secretary